[redacted]

10028771

STATES
HANGE COMMISSION
D.C. 20549

PJB 6/9 #

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

SEC FILE NUMBER
8- 32575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 N. Wacker Drive, Suite 2800
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alicia Derrah (312)881-6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 6/10

Man Investments Inc.
Statement of Financial Condition
March 31, 2010

OATH OR AFFIRMATION

I, Alicia Derrah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Investments Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alicia B. Derrah

Signature

Financial and Operations Principal

Title

Robyn Chamberlain

Notary Public

ROBYN CHAMBERLAIN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.
Index
March 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Man Investments Inc.

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Man Investments Inc. (the "Company") at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent"), and as disclosed in the footnotes to the financial statements, has extensive transactions and relationships with the Parent and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

May 28, 2010

Man Investments Inc.
Statement of Financial Condition
March 31, 2010

Assets

Cash	$ 13,960,485
Due from affiliates	2,461,841
Prepaid expenses	7,074,861
Other assets	941,953
Total assets	$ 24,439,140

Liabilities and Stockholder's Equity

Accrued expenses and other payables	$ 279,254
Payable to broker-dealers	1,841,004
Due to affiliates	3,391,370
Current taxes payable to affiliate	1,020,214
Current taxes payable	17,657
Total liabilities	6,549,499
Common stock, $1 par value; 10,000 shares authorized and 2,900 issued and outstanding	2,900
Additional paid-in capital	26,592,100
Accumulated deficit	(8,705,359)
Total stockholder's equity	17,889,641
Total liabilities and stockholder's equity	$ 24,439,140

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc., (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a United Kingdom public limited company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles" ("ASC 105") (formerly Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162"), which establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative guidance for the application of accounting principles generally accepted in the United States of America recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As of its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The adoption of ASC 105 did not affect the Company's financial position or results of operations.

Cash

Cash includes non interest-bearing deposits.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Man Investments USA Holdings Inc (an affiliate and parent company in the United States). Income taxes are determined on a benefit-for-loss basis pursuant to a tax sharing arrangement between the Company and Man Investments USA Holdings Inc. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when these differences are expected to reverse.

The Company adopted the authoritative FASB guidance on accounting for and disclosure of uncertainty in tax positions on April 1, 2009 which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is ''more-likely-than-not,'' (i.e., greater than 50 percent) of being sustained by the applicable tax authority. Tax positions not

deemed to meet the more-likely-than-not threshold may result in a tax benefit or expense in the current year.

This guidance requires the Company to analyze all open tax years, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for exam by taxing authorities, which for the Company includes 2006 through 2009 for all jurisdictions. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken in the preparation of the Company's tax returns and concluded that the adoption of this guidance did not have an effect on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Related Party Transactions

Man-Glenwood Inc. (the "Affiliate") provides the Company with technology support, legal and compliance as well as finance and administration services. The Company reimburses the Affiliate, generally on a monthly basis, for its share of the expenses incurred by the Affiliate based on the terms listed in the Administrative Services and Expense Funding Agreement. The expenses allocated to the Company by the Affiliate are management's best estimate of the amount of expenses the Company would incur on a stand-alone basis.

Substantially all of the Company's revenue is earned from related parties of Man Group plc.

4. Stock Based Compensation Plans

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group plc. The Company records compensation costs related to share-based transactions based on fair value in accordance with the related FASB guidance.

Co-Investment Plan / Deferred Share Plan

The Co-Investment plan allows selected employees to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Participants can also purchase shares by taking out a non-interest bearing loan with Man Group to further invest in the plan. Each share held as investment within the plan for at least three years is matched by four shares of Man Group stock.

Participants vest into the matching Man Group shares after one additional year of service subsequent to the grant of matching Man Group shares. This scheme was replaced by the Man Group plc Deferred Share plan in 2008 and no further awards were made under this scheme.

The Deferred Share plan is a long-term incentive plan for selected employees to replace the Co-Investment plan effective June 2008. Participants are awarded options for shares in Man Group plc with no exercise price subject to continuing service throughout the vesting period. There will be incremental vesting over four years subsequent to the award date, in which 10% vests in year one, 15% vests in year two, 20% vests in year three and 55% vests in year four.

For the year ended March 31, 2010, Man Group granted 414,859 options with a weighted-average grant date fair value of $3.83. The total grant date fair value of these options distributed to participants for the year ended March 31, 2010 was $1,590,374.

A summary of the activity of awards granted under the Co-Investment and Deferred Share plans as of March 31, 2010 and changes during the year then ended is presented below:

	Co-Investment / Deferred Share Plans	
	Awards	**Weighted-Average Grant Date Fair Value (per award) (1)**
Nonvested as of April 1, 2009	678,051	$ 6.91
Granted	414,859	3.83
Exercised	197,157	7.07
Transfers Out (2)	14,242	5.91
Forfeited	43,734	6.59
Nonvested as of March 31, 2010	837,777	5.29
Total unrecognized compensation expense remaining	$ 2,253,790	
Weighted-average years expected to be recognized over	1.68	

(1) As Man Group plc shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.
(2) Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

Employee Stock Purchase Plans

In accordance with local tax regulations in the U.S., Man Group sponsors an employee stock purchase plan, which allows all employees to invest funds within the plan that contain an option to purchase shares of Man Group stock at a discount, subject to certain terms and conditions. Participants can invest in the plan for two years, after which they are eligible to purchase shares at a 15% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S. plan, once vested, participants have the option of receiving cash or shares of Man Group stock within one year. If Man Group stock is selected, participants are required to hold the shares for one additional year.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At March 31, 2010, the Company had net capital, as defined, of $7,410,986, which was $6,974,353 in excess of the required minimum net capital of $436,633. The Company's ratio of aggregate indebtedness to net capital was 0.88 to 1.

6. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

7. Subsequent Events

The Company has adopted new authoritative guidance related to disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Company's statement of financial condition. The Company performed an evaluation of subsequent events through May 28, 2010, which is the date the statement of financial condition was available to be issued, and did not identify any subsequent events which would require disclosure therein.